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                             July 20, 2020

       Frank Ogele
       President
       SAFETY FIRST HEALTHCARE CORP
       One Gateway Center
       26th Fl
       Newark, NJ 07102

                                                        Re: SAFETY FIRST
HEALTHCARE CORP
                                                            Form 10-12G
                                                            Filed June 23, 2020
                                                            File No. 000-56179

       Dear Mr. Ogele:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10 filed June 23, 2020

       General

   1. Please revise where appropriate to address the risks to your planned operations from the covid-19 pandemic.
       Index to Exhibits, page 40

   2. The consent provided by BF Borgers CPA PC in Exhibit 23 refers to Form S-1. Please revise in your next
amendment.


              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Frank Ogele
SAFETY FIRST HEALTHCARE CORP
July 20, 2020
Page 2

action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameFrank Ogele             Sincerely,
Comapany NameSAFETY FIRST HEALTHCARE CORP
                                          Division of Corporation Finance
July 20, 2020 Page 2                      Office of Real Estate & Construction
FirstName LastName